                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

         For the fiscal year ended December 31, 2001,

                                       or

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the transition period from ________ to _________.



                             Commission File Number
                                     1-9645

                             UNIVERSAL OUTDOOR, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN
                            (Full title of the plan)



                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 East Basse Road
                            San Antonio, Texas 78209
                            Telephone (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

                             UNIVERSAL OUTDOOR, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN
                               INDEX TO FORM 11-K

REQUIRED INFORMATION
--------------------

         Independent Auditor's Report .....................................................................    3

Financial Statements
--------------------

         Statement of Net Assets Available for Plan Benefits ..............................................    4

         Statement of Changes in Net Assets Available for Plan Benefits ...................................    5

         Notes to Financial Statements ....................................................................    6

Supplemental Schedule
---------------------

         Schedule of Assets Held for Investment Purposes at End of Year ...................................    9

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  UNIVERSAL OUTDOOR, INC. SALARY REDUCTION
                  PROFIT SHARING PLAN

                  Date:  June 27, 2002


                  By:           /s/ Randall T. Mays
                      ----------------------------------------------------------
                      Name:     Randall T. Mays
                            ----------------------------------------------------
                      Title:    Executive Vice President/Chief Financial Officer
                             ---------------------------------------------------

INDEPENDENT AUDITOR'S REPORT

To the Universal Outdoor, Inc. Salary Reduction Profit Sharing Plan


We have audited the accompanying statements of net assets available for plan benefits of the Universal Outdoor, Inc. Salary Reduction Profit Sharing Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted the audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Universal Outdoor, Inc. Salary Reduction Profit Sharing Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2001, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ THE HANKE GROUP, P.C.

May 23, 2002

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31,  2001 AND 2000

ASSETS                                                             2001                   2000
INVESTMENTS:
Plan interest in Clear Channel Communications, Inc. -
  Master Trust                                                 $ 12,610,823           $ 13,171,550

RECEIVABLES:
Due from Clear Channel Communications, Inc.
  401(k) Savings Plan                                                     -                 95,230
                                                               ------------           ------------

Total receivables                                                         -                 95,230
                                                               ------------           ------------

TOTAL ASSETS                                                     12,610,823             13,266,780

LIABILITIES

Accrued expenses                                                      2,542                  3,053
                                                               ------------           ------------

TOTAL LIABILITIES                                                     2,542                  3,053
                                                               ------------           ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                         $ 12,608,281           $ 13,263,727
                                                               ============           ============

See notes to financial statements.                                        Page 4

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
  Net depreciation in fair value of investments                     $  (224,613)
  Dividends and interest                                                486,700
                                                                    -----------

TOTAL ADDITIONS                                                         262,087

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                           905,865
Administrative expenses                                                  11,668
                                                                    -----------

TOTAL DEDUCTIONS                                                        917,533
                                                                    -----------

Net decrease                                                           (655,446)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year                                                    13,263,727
                                                                    -----------

End of year                                                         $12,608,281
                                                                    ===========

See notes to financial statements.                                        Page 5

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1.       DESCRIPTION OF PLAN

The following description of the Universal Outdoor, Inc. (the Company) Salary Reduction Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan generally covering all eligible employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Effective December 31, 1999, the Plan froze employer and employee contributions. Active participants were required to leave their assets in the Plan and allowed to contribute to a new account established under the participant's name in the Clear Channel Communications, Inc. 401(k) Savings Plan. All participants in the Plan became 100% vested in their account balance on the date the Plan was frozen.

Contributions -- Effective December 31, 1999, the Plan froze new participation and employer and employee contributions. As a result, no contributions were made to the Plan for the year ended December 31, 2001.

Participants may reallocate their accounts among investment options offered by the Plan. The Plan currently offers ten registered investment funds and one sponsored stock fund in which participants may invest their funds.

Participant Accounts -- Each participant's account is credited with an allocation of the Plan earnings and charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting -- All participants of the Plan became 100% vested as of December 31, 1999.

Participant Loans -- Participants may borrow $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a fixed rate determined by the Plan Sponsor.

Payment of Benefits -- On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period not to exceed the joint life expectancy of the participant and his or her spouse. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

2.       SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting -- The financial statements of the Plan are prepared using the accrual method of accounting.

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2001 AND 2000

2.       SUMMARY OF ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition -- The Plan's investments are stated at fair value. The Plan's investments in the common stock are reported at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost which approximates fair value.

Payments of Benefits -- Benefits are recorded when paid.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.       PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. - MASTER TRUST

Effective December 31, 1999, the Plan transferred all investments to the Clear Channel Communications, Inc. - Master Trust (Master Trust), which is held by Fidelity Management Trust Company (Trustee). The Master Trust was established for the investment of assets of the Plan and four other Clear Channel Communications, Inc. sponsored retirement plans. As such, certain previous investments were liquidated and redirected to other available investment options. The investments in the Master Trust consist primarily of registered investment companies and Company sponsored stock.

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of Clear Channel Communications, Inc. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets of each plan) the income and expenses resulting from the collective investment of the assets.

The proportionate interest of the Plan in the Master Trust at December 31, 2001 and 2000, was approximately 3.7% and 7.0%, respectively.

4.       INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000:

                                                                                         2001             2000
         Clear Channel Communications common stock (unitized)*                    $      647,549   $       565,720
         Fidelity Diversified International Fund                                         872,563         1,129,874
         Fidelity Retirement Money Market Fund                                           935,829           966,783
         Fidelity Puritan Fund                                                         1,252,603         1,265,395
         Fidelity Equity Income Fund                                                   1,366,729         1,549,119
         Spartan U.S. Equity Index Fund                                                2,299,680         2,936,237
         Fidelity Low Price Stock Fund                                                 4,160,885         3,452,992

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2001 AND 2000

4.       INVESTMENTS (continued)

During the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

         Registered investment companies                                           $      (247,558)
         Common stock - Clear Channel Communications, Inc. (unitized)*                      22,945
                                                                                   ---------------

                                                                                   $      (224,613)
                                                                                   ===============

         *A non-registered fund comprised of the underlying Company stock and a short-term cash component.

5.       RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Clear Channel Communications, Inc., the parent Company, paid approximately $11,500 in administrative expenses related to the Plan for the year ended December 31, 2001.

6.       PLAN TERMINATION

The Company adopted a corporate resolution on behalf of the Universal Outdoor, Inc., Salary Reduction Profit Sharing Plan wherein both employer and employee contributions to the Plan were frozen as of December 31, 1999. Participants' account balances were fully vested in the Plan as of December 31, 1999. All employees of the Company became eligible to participate in the Clear Channel Communications, Inc., 401(k) Savings Plan effective January 1, 2000. The Plan Sponsor has not expressed an intent to terminate the Plan.

7.       TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 12, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                              SUPPLEMENTAL SCHEDULE

UNIVERSAL OUTDOOR, INC.
SALARY REDUCTION PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER:  86-0801051
PLAN NUMBER:  004
DECEMBER 31, 2001

Schedule H, Line 4(I): Schedule of Assets Held for Investment Purposes at End of Year

                                                         Description of investment
            Identity of issuer,                           including maturity date,
            borrower, lessor or                              rate of interest,                       Current
               similar party                         collateral, par or maturity value                value
--------------------------------------------     -------------------------------------------     --------------
      PIMCO                                      Total Return Fund                               $      319,053

      Janus                                      Twenty Fund                                             21,609

      MSIFT                                      Mid-Cap Growth Advisor Fund                            224,524

 *       Clear Channel
           Communications, Inc.                  Common Stock (unitized)                                647,549

 *       Fidelity Management
           Trust Company                         Puritan Fund                                         1,252,603

 *       Fidelity Management
           Trust Company                         Equity Income Fund                                   1,366,729

 *       Fidelity Management
           Trust Company                         Low Priced Stock Fund                                4,160,885

 *       Fidelity Management
           Trust Company                         Diversified International Fund                         872,563

 *       Fidelity Management
           Trust Company                         Dividend Growth Fund                                   171,847

 *       Fidelity Management
           Trust Company                         Retirement Money Market Fund                           935,829

         Spartan U.S.                            Equity Index Fund                                    2,299,680

         Participant loans                       Various due dates with a fixed
                                                 interest rate of prime plus 1%                         337,952
                                                                                                 --------------

                                                                                                 $   12,610,823
                                                                                                 ==============

 *    denotes party-in-interest

See accompanying independent auditor's report.                            Page 9

                                  EXHIBIT INDEX

23.1     Consent of The Hanke Group, P.C.